

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 29, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

> **Re:** **Energy Telecom, Inc.**
> **Form S-1**
> **Filed June 8, 2010**
> **File No. 333-167380**

Dear Mr. Rickards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the cover page of the registration statement to indicate that your Primary Standard Industrial Classification Code Number is 3669 (Communications Equipment), rather than 3990.

2. We note that the shares being registered for resale represent a significant percentage of your outstanding common shares held by non-affiliates. We also note that a significant portion of the shares registered for resale are held by officers, directors and/or large stockholders and that one of the purposes of this offering is to attempt to develop a more liquid public market. Under these circumstances, it appears that certain selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide an analysis of why you believe this is not an indirect primary offering, taking into

consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Alternatively, because the company is not eligible to conduct an at-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

Prospectus Cover Page

3.   Please revise your prospectus cover page to remove repetitive disclosure regarding how the selling stockholders will sell their shares.

4.   We note your disclosure that your stock is listed on the Pink Sheets. Since stock cannot be "listed" on the Pink Sheets, please revise. We also note that your stock is identified as a "Grey Market" stock on the Pink Sheets website, meaning that there are no market makers in your stock and it is not listed, traded or quoted on any stock exchange, the OTCBB or the Pink Sheets. Finally, the Pink Sheets website reports no trading activity on June 4, 2010. Please revise your disclosure accordingly.

5.   Please state that there is no assurance that a market maker will make an application and be approved for quotation of your stock on the OTC Bulletin Board.

Prospectus Summary, page 1

6.   Please clarify that you will become a reporting company pursuant to Section 15(d) of the Securities Exchange Act upon effectiveness of this registration statement, regardless of whether or not your stock is approved for quotation on the OTC Bulletin Board.

The Offering, page 1

7.   Disclose the number of outstanding common shares held by non-affiliates.

Risk Factors, page 2

We have a short operating history . . ., page 2

8.   We note that you have not produced significant revenues. Please clearly disclose that you have not produced any revenues to date and may not produce any revenues in the near term.

A significant portion of our income will come from individual purchases . . ., page 5

9.   Please revise the disclosure under this risk factor to make clear that you currently
        do not have any customers. Characterize this as a risk that will impact you if and
        when you develop a customer base.

Our manufacturer's inability to produce our goods . . ., page 6

10.   Please clarify that you have not yet manufactured any products other than beta
        production of a limited quantity of samples for marketing purposes.

If we fail to remain current . . . , page 7

11.   Please revise this risk factor so it does not imply that your stock is or will be
        quoted on the OTC Bulletin Board.

Efforts to comply with recently enacted changes in securities laws . . ., page 8

12.   Please revise to indicate that you will not be required to include a management
        report on the effectiveness of internal control over financial reporting or an
        auditor attestation until the Form 10-K for the year ended December 31, 2011.
        Refer to Regulation S-K Item 308 and 308T.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Overview, page 12

13.   Please include a clear and specific discussion of the history of your operations in
        your current line of business so that investors can better understand the current
        state of development of your marketing, manufacturing and distribution activities.

Current Operating Trends and Financial Highlights, page 12

14.   Please explain what the first and second run of production consisted of and
        discuss why you anticipate you will be able to begin selling your product in June
        2010. We note your disclosure on page 20 that your second run consisted of 100
        units to be used for marketing purposes.

Results of Operations, page 13

15.   Please provide more insight into the nature of your expenses in recent periods.

Liquidity and Capital Resources, page 14

16.   Please further revise this section to specifically address the following:

- When you expect to launch the sale of your product and your immediate means of distribution;
- How much cash you will require in the next six months to meet the expenditures required for operating the business;
- The categories of such expenditures; and
- Sources of cash resources that you expect to use to fulfill your expenditure requirements.

Tell us when your product will be available for distribution and why currently you do not report any inventory on your balance sheet. Tell us in detail why you are still in the development stage after initiating your activities regarding the new product in 2000. Provide us with a detailed analysis of your expenses and activities since entering the development stage.

17.   Please provide a more specific discussion of your ability to meet your liquidity needs in the short-term. Disclose how long you expect to be able to continue to operate without additional financing based on your current business plan and how much financing you will need to continue operating. Explain whether such expectations assume you will generate any material revenues to offset costs. If so, please provide an assessment of the likelihood that you will be able to generate those revenues. Clarify any inconsistent or ambiguous disclosure. For example, you disclose that you have sufficient funds for approximately three months, depending on revenues. Later, you disclose that you have sufficient capital to meet needs for at least 12 months, if you are successful generating sufficient liquidity from operations or raising sufficient capital resources.

18.   Disclose in this section the nature and terms of recent material financing activities. Also disclose the terms your outstanding notes payable to your sole officer and director.

Business, page 17

19.   Please provide us with support for your statement that the global PPE market is approximately $15 billion in annual sales.

Product, page 21

20.   Please include Risk Factor disclosure indicating that your product is still in the process of achieving necessary industry certifications and explaining the consequences of any failure to achieve such certifications.

Manufacturing Operations, page 22

21.   Expand your disclosure in this section to provide additional insight into the nature of your relationships with Samsin, Sperian and Howard Leight. Describe the general terms of any contractual relationships.

Distribution Operations, page 23

22.   We note your reference to direct sales by current partners. Please explain who these partners are and how they intend to sell your product. Describe the terms of your relationship with these partners.

23.   Please explain why you believe that one or more companies that produce wireless headsets and industrial safety products will distribute your product. Also explain in more detail why you believe the identified companies will potentially be interested in licensing your technology.

Target PPE Markets, page 23

24.   Disclose whether you will target any particular geographic markets for the sale of your products.

Employees, page 25

25.   Please provide additional disclosure regarding your reliance on consultants and partners to operate your business. Identify material consultants and partners, explain the services provided to you and describe the terms of your relationships with these persons.

Certain Relationships and Related Transactions, page 29

26.   Provide disclosure explaining your relationship, agreements and transactions with George Bickerstaff.

27.   Provide disclosure with respect to the financing from your sole officer and director referenced in Note 5 to the financial statements.

Description of Securities, page 31

28.   We note that your authorized capital stock consists of 310 million shares. However, you only disclose 200 million authorized Class A common stock and 10 million authorized Class B common stock. Please revise or explain.

Selling Stockholders, page 35

29.   Please include disclosure in this section that explains how and when the selling
        stockholders acquired their shares. Also disclose whether you are registering
        these shares pursuant to any registration rights of the selling stockholders.

30.   Please disclose whether any of the selling stockholders has any material
        relationship with your sole officer and director or with any other selling
        stockholders. If so, explain the nature of the relationship. We note your
        disclosure on page F-13 that several family members of your sole officer and
        director own substantial amounts of the company's outstanding common stock.

Balance Sheets, pages F-2 and F-14

31.   Please revise to provide captions for the total number of shares outstanding for
        Class A and Class B common stock for each period presented, including
        subsequent interim periods.

Note 6 – Promissory Note, pages F-10 and F-22

32.   As disclosed, on December 31, 2008, you assigned to the Company's
        officer/director the remaining principal balance of the promissory notes and
        accrued interest totaling $72,999 in exchange for common stock to be issued. Tell
        us how the assignment of the notes is reflected in the financial statements and
        your authority under the accounting literature for your financial reporting.

Note 7 – Stockholders' Equity
Private Placements, pages F-10 and F-22
Note 13 – Contingency, pages F-13 and F-25

33.   For each period, tell us how you accounted for the anti-dilutive protection you
        provided to an investor, pending your registration of Class A shares under the
        Securities Exchange Act of 1933.

Note 14 – Subsequent Events
Shares Issues to SEC Counsel, page F-25

34.   We note the issuance of shares valued at $123,800 to your SEC counsel. Tell us
        how you valued these shares and when the related services were rendered.

Item 15. Recent Sales of Unregistered Securities, page II-1

35.   Tell us the nature of accounting services rendered by the investor. Tell us the
        dates of and how you valued each issuance of shares listed in this item.

36.   We note that you have made a series of stock sales over approximately the last year in reliance on Regulation D. Please tell us whether you believe these sales were all part of the same offering that complied with Regulation D or separate offerings each complying with Regulation D. Explain the facts supporting this belief. Refer to Rule 502(a) under Regulation D.

37.   Please identify the investors or class of investors in each purchase. We note that you only identify many Regulation D purchasers as investors. You should provide enough information about the identity of these investors so that we can understand your relationship with these persons.

38.   We note that you offer direct purchase of your common stock in the Investor section of your website and direct interested parties to email your sole officer and director. Please explain whether you came into contact with any private placement purchasers through this method.

39.   We also note that, although you state that several equity offerings were conducted pursuant to Regulation D, you do not appear to have filed any Form Ds. Please explain.

Item 16. Exhibits, page II-6

40.   Please file a revised Exhibit 5 legal opinion to reflect that the shares being registered for sale are already issued and outstanding.

41.   Please file as an exhibit the notes payable to your sole officer and director.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Marc J. Ross, Esq.
       James M. Turner, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via facsimile: (212) 930-9725